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                                                                  EXHIBIT (a)(9)


Friday July 9

Company contact:
Chester J. Popkowski (Chet)
Vice President, Treasurer
(404)853-1405
Web site: www.nationalservice.com

                      NSI ANNOUNCES CLEARANCE TO PURCHASE
                             HOLOPHANE CORPORATION

     ATLANTA, GA -- National Service Industries, Inc. (NYSE: NSI) today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act in the United States relating to the pending offer by NSI Enterprises, Inc., a wholly owned subsidiary of NSI, for the shares of Holophane Corporation has expired.

     NSI further indicated that it expects to consummate the purchase of Holophane's shares pursuant to the tender offer, subject to the terms thereof, promptly after the scheduled expiration time of 12:00 midnight on Friday, July 23, 1999.

     Certain information contained in this press release is forward-looking information based on current expectations and plans that involve risks and uncertainties. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. Factors that could cause results to differ are set forth in the Schedule 14D-1 filed by NSI with the Securities and Exchange Commission on June 25, 1999.

     National Service Industries, Inc., with fiscal year 1998 sales of $2.0 billion, has four business segments -- lighting equipment, chemicals, textile rental, and envelopes. NSI has reported increased income and earnings per share in 35 of the last 37 years. Dividends have been increased for 37 consecutive years and paid for the past 63 years without a decrease.